Exhibit (c)(3)

Discussion Materials Strictly Private and Confidential September 7,2020 Citigroup Global Markets Japan | Investment Banking

Considering Privatization of a Listed Subsidiary in North America English Translation Summarized below are key considerations for DSP when examining the risks and benefits of one of its listed subsidiaries in North America    going private. DSP’s current ownership structure in the listed subsidiaries results in DSP receiving only a portion of the profits; DSP would receive 100% of the profits upon a privatization (to be financed via intercompany loan). The Costs of Privatization ï,· The cash to acquire minority shareholdings – Buyout will require financing costs which will impact DSP’s P&L following privatization ï,· Consider impact to balance sheet Potential Benefits to DSP Following Privatization Financial Benefits ï,· Synergies ï,· The difference between listed subsidiary’s standalone NPV, multiplied by minority shareholders’ ownership, and the purchase considerationï,· Increase in dividends, if applicable – Avoid an outflow of the subsidiary’s dividends to other shareholdersï,· Net income on the consolidated P&L    (retain the profits that would otherwise be non-controlling interests) – Note that if its subsidiary has a net loss, that loss would be fully recognized on DSP’s consolidated P&L ï,· Avoid dilution due to North American subsidiary’s incentive plans (e.g., stock options, etc.) – Alternative incentive plans to be discussed ï,· Reduce public company costs (e.g., IR and accounting) Non-Financial Benefits ï,· Streamlining governance – More flexibility to DSP in managing the subsidiary without any minority shareholders – No longer required to hold Board of Directors and any other meetings related to minority shareholdersï,· Enhances control over R&D expenses and budget management ï,· DSP’s enhanced ability to realize synergies with other DSP group companiesï,· Access to cash that subsidiaries hold – DSP won’t necessarily have flexibility to use subsidiary’s cash if there are minority shareholders even though the cash is included on the consolidated balance sheetï,· Subsidiaries no longer required to secure financing on their own, avoiding dilution of DSP’s equity stake – DSP will need to source and provide financing as required at the subsidiaryï,· No longer required to maintain certain disclosures related to NASDAQ listing and SEC reporting

Assessing Financial Impact of Privatization English Translation Assuming that the financial impact to DSP from a privatization transaction would be assessed based on cash flows, it would be appropriate to analyze the difference between scenarios 2 & 3 below. 1 The standalone cash flow of the listed subsidiary * Note that the standalone cash flow only incorporates the deduction of loan repayments and interest payments between DSP and its subsidiary (DSP loan provided to the subsidiary) The difference between 1 & 2 … The amount that DSP will receive though loan repayments and interest payments 100-X% The percentage Yr 1 Yr 2 Yr 3 Yr 4 Yr 5 Yr 6 Yr 7 that will be an    outflow to minority shareholders 2 The cash flow of status-quo DSP (DSP’s equity stake: X%) Assume DSP extends any financing until cash flows turns positive 1 2 (DSP bears 100% of losses) 100-X% 100-X% 100-X% 100-X% … 3 The consolidated cash flow of DSP pro forma for the privatization of the subsidiary Cash payment for the privatization(1) 100-X% 100-X% 100-X% 100-X% … Indicates synergies (difference between the cash flows status-quo and post privatization) Indicates loan expenses related to the transaction Note: (1) Includes privatization payment to minority shareholders and advisory expenses. Subsidiary cash will be netted when consolidating as a wholly-owned subsidiary. 2

Assessing Financial Impact of Privatization (Cont’d) English Translation Financial returns can be assessed via IRR and NPV analysis of company scenarios 2 & 3 below. Standalone cash flow … Loan repayments /Interest Status-quo payments between DSP and its subsidiary Initial outlay needed for privatization(1) The equivalent amount of standalone cash flow x (100-X%) Assuming … Synergies(2) 100% ownership of Interest expense on transaction related debt the subsidiary Difference Evaluate between the … IRR & NPV scenarios above Yr 0 Yr 1 Yr 2 Yr 3 Yr 4 Yr 5 Yr 6 Yr 7 Note: (1) Includes privatization payment to minority shareholders and advisory expenses. Subsidiary cash will be netted when consolidating as a wholly-owned subsidiary. (2) Difference between status-quo cash flows and post privatization. 3

Considerations of a Cash Flow Based Approach Analysis

English Translation



Yr 0
Yr 1
Yr 2
Yr 3
Yr 4
Yr 5
Yr 6
Yr 7
Initial outlay needed for privatization(1)
The equivalent amount of standalone cash flow x (100-X%)
Synergies(2)
Interest expense on transaction related debt

- Rationale for focusing on cash flow rather than dividends
  - Focusing on cash flow is more applicable than hypothetically assuming a dividend or other payout ratio given dividends are not typical in the biotechnology industry
- The above approach incorporates various measurable financial returns and costs of privatization into the investment evaluation
  - The difference between the subsidiary's operations status-quo and post privatization reflects the impact of synergies
  - Note that the above approach doesn't consider any reduction in accounting capital
    - Consider a separate evaluation of financial solvency post privatization
- The above approach evaluates the financial impact of privatization, rather than any evaluation of the profitability of relugolix (Myovant) / vibegron (Urovant)
- Subsidiary's cash
  - The above approach reflects the subsidiary's cash as a reduction in the initial outlay for privatization assuming that the cash is used for the transaction
  - This also reduces the assumed interest expense on transaction related indebtedness
- Intercompany loan from DSP to the subsidiary
  - Under the approach above, loan expenses and interest between DSP and its subsidiary are assumed to be repaid when arriving at standalone cash flow
  - Note that Enterprise Free Cash Flow (which is independent of capital structure) is standalone cash flow + intercompany loan repayments and interest payments. Whether assuming status quo or privatization, these cash flows can be used to service any intercompany loan
- Incentive plans
  - Expenses related to the existing incentive plans can be considered when evaluating cash flows and returns under the approach above

Note: (1) Includes privatization payment to minority shareholders and advisory expenses. Subsidiary cash will be netted when consolidating as a wholly-owned subsidiary.
(2) Difference between status-quo cash flows and post privatization.

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